Exhibit 99.1

AMENDED AND RESTATED NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS OF AMERICAS GOLD AND SILVER CORPORATION

The Annual General Meeting of Shareholders (the “Meeting”) of AMERICAS GOLD AND SILVER CORPORATION (the “Company”) will now be held at the Company’s head office at Suite 2870, 145 King Street West, Toronto, Ontario, M5H 1J8 (the “Meeting Location”), on Thursday the 14th day of May, 2020 at 10:00 a.m. EDT for the following purposes (the “Meeting Business”):

•	to receive the consolidated financial statements of the Company for its financial year ended December 31, 2019 and the auditors’ report thereon;
•	to elect the directors for the ensuing year;
•	to reappoint auditors of the Company for the ensuing year and to authorize the board of directors of the Company to fix their remuneration; and
•	to transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

This Amended and Restated Notice of Meeting supersedes the original Notice of Meeting dated April 7, 2020. No changes have been made to the date and time of the Meeting, the business of the Meeting, the record date for the Meeting or the deadline for submitting proxies. Note that the Company’s management information circular filed under the Company’s profile on SEDAR at www.sedar.com on April 7, 2020 will not be updated to reflect the change in location of the Meeting.

The Company is actively monitoring the coronavirus disease 2019 (COVID-19) situation and is sensitive to the public health and travel concerns shareholders may have and the protocols that federal, provincial, and local governments have and may further impose. While the Company plans to take prudent precautions in the holding of the Meeting, it cannot guarantee that the effectiveness of any such precautions will be absolute.

If, for reasons beyond the control of the Company, the Company shall determine that it has become impractical or impermissible to hold the Meeting at the Meeting Location, including in an effort to safeguard the health of all stakeholders and the broader community associated with the COVID-19 pandemic, the Company has made arrangements with Alliance Advisors such that the Meeting shall be adjourned to a virtual-only Meeting to be held on Thursday the 14th day of May, 2020 at 10:00 a.m. EDT for the purposes of conducting the Meeting Business at http://viewproxy.com/AmericasGoldandSilverCorp/2020/VM/ where shareholders may attend and participate via live webcast. Notice of any such adjournment and details and information relating to such a change to a virtual-only Meeting, including instructions for attending and participating in a virtual-only Meeting, will be provided as far in advance of the Meeting as practicable by press release, filings on SEDAR and EDGAR, and on the Company’s website at www.americas‐gold.com/investors/shareholder‐meeting‐documents/; however, given the context of ever-evolving facts and circumstances, the timing of such prior notice of such change to a virtual-only Meeting cannot be guaranteed at this time. In the event that the Company determines to hold the Meeting as a virtual-only Meeting, shareholders will be permitted to communicate with each other during the Meeting, regardless of their geographic location; however, shareholders will not be able to attend the Meeting in person.

Given the context of the COVID-19 situation, the Company’s Board of Directors, auditors and other advisors do not plan on attending, and in some cases are not permitted to cross international borders for the purpose of attending, at the Meeting, and due to further government orders concerning the maximum size of public gatherings or otherwise, the Company may be unable to admit shareholders to the Meeting. The Ontario government issued an emergency order dated March 28, 2020 (the “Order”) which prohibits gatherings of more than five people. If this Order, or another law or order is in place on the date of the Meeting, the Company intends to proceed with the Meeting so long as quorum is satisfied, and attendance will be limited to the maximum number of people permitted by law. The Company strongly encourages each Shareholder to submit a form of proxy or voting instruction form in advance of the Meeting and not plan on attending the Meeting in person, in order to comply with government and public health directives regarding social distancing.

Shareholders are encouraged to vote in advance of the Meeting by completing, signing, dating and returning the previously provided form of proxy by mail or by following the instructions for voting by telephone or internet in the form of proxy. Only shareholders of record at the close of business on April 3, 2020 will be entitled to vote on the Meeting Business.

DATED at Toronto, Ontario this 23rd day of April, 2020.

By Order of the Board of Directors

“Darren Blasutti”

_______________________________

Darren Blasutti
President and Chief Executive Officer

Note: If you are a new shareholder or a shareholder who did not elect to receive a copy of our 2019 Annual Report, you can view that report on our website at www.americas-gold.com or under our profile at www.sedar.com. If you wish to receive a hard copy of the report, please contact us at info@americas-gold.com.